April 20, 2011

FILED VIA EDGAR; ORIGINAL SENT VIA UPS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Reynolds Assistant Director

Re:	Avery Dennison Corporation Form 10-K for Fiscal Year Ended January 1, 2011 Filed February 28, 2011 File No. 1-7685
Ladies and Gentlemen:
In connection with the comments contained in the April 7, 2011 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Dean A. Scarborough, Chairman, President and Chief Executive Officer of Avery Dennison Corporation (the “Company”), the Company’s responses to the Staff’s comments are presented below.
For your convenience, we have set forth each of the Staff’s comments contained in the Comment Letter, followed by our response.
Form 10-K for the Year Ended January 1, 2011
Management’s Discussion and Analysis
Analysis of Results of Operations
Provision (Benefit from) Income Taxes, page 18
1.	We note from your disclosure in Note 11 that your effective tax rate reflects a benefit from a local statutory write down of certain investments in Europe and the releases and accruals of certain tax reserves. Please provide us with and confirm in future Exchange Act filings you will revise to include a detailed discussion of each of these items and a discussion of whether you expect them to continue to impact your income tax accounts.

Securities and Exchange Commission
Division of Corporate Finance
Attn: John Reynolds, Assistant Director
April 20, 2011

Thank you for your comment. We will revise the tax note to our consolidated financial statements, as well as the corresponding disclosure in our Management’s Discussion and Analysis (“MD&A”), in future filings to include the following disclosure regarding the 2010 tax rate:
The 2010 effective tax rate reflects $45.5 million of benefit from net operating losses resulting from a local statutory write down of certain investments in Europe due to a decline in their value. The decline in value established a net operating loss asset subject to recapture. As a result of a legal entity restructuring, the liability for the recapture was eliminated, therefore causing the Company to recognize a discrete tax benefit in the fourth quarter. The Company does not expect events of this nature to occur frequently since declines in the value of subsidiaries are uncommon. The 2010 effective tax rate also reflects $17.7 million of net benefit from normally-occurring releases and accruals of certain tax reserves, which were in part due to reductions in the Company’s tax positions for prior years due to settlements with taxing jurisdictions and lapses of applicable statutory periods.

2.	In connection with the comment above, please provide us with and confirm in future Exchange Act filings you will revise to provide a detailed discussion of the discrete tax planning event that is expected to lower cash tax payments over the coming years that was referred to in your 2010 4th quarter earnings call.
We appreciate your comment. Please refer to our response to Staff comment #1 above for additional disclosure we will include in future filings regarding the event referred to in our 2010 4th quarter earnings call. In addition, in future filings we will include the following statement in our existing disclosure regarding net operating losses to address the expectation of lower future cash tax payments:
Net operating losses, including the net operating losses which resulted from the local statutory write down of certain investments in Europe referenced above, may offset future taxable income, thereby lowering cash tax payments over the coming years.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 8 — Contingencies
Environmental Matters, page 52

Securities and Exchange Commission
Division of Corporate Finance
Attn: John Reynolds, Assistant Director
April 20, 2011

3.	We note you have accrued environmental remediation liabilities for certain sites where it is probable that a loss will be incurred and the cost can be reasonably estimated. Please tell us, and confirm in future filings you will disclose, the amount or range of reasonably possible environmental remediation losses to which you are exposed. If such range cannot be estimated or is not material to the financial statements, state so. Refer to FASB ASC 450-20-50-3.
Thank you for your comment. We will revise the contingencies note to our consolidated financial statements, as well as the corresponding disclosure in our MD&A, in future filings to include the following disclosure regarding environmental matters:
The Company has accrued liabilities for sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. Because of the uncertainties associated with environmental assessment and remediation activities, future expense to remediate these sites could be higher than the liabilities accrued by the Company; however, the Company is unable to reasonably estimate a range of potential expenses. If information becomes available that allows the Company to reasonably estimate the range of potential expenses or an amount higher or lower than what it has accrued, the Company will adjust its environmental liabilities accordingly. In addition, the Company could identify additional sites for cleanup in the future; until such sites are identified, the range of expense for remediation cannot be determined.
Part IV
Item 15. Exhibits
4.	We note that exhibits 10.18.2, 10.31.2, 10.35, and 10.36 to the Form 10-K do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. We also note that you have not filed all of the schedules, annexes, and/or exhibits to Exhibit 10.1 to the Form 10-Q filed on August 7, 2008. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.
As requested, we will file exhibits 10.18.2, 10.31.2, 10.35 and 10.36 to our 2010 Form 10-K, as well as exhibit 10.1 to our Form 10-Q filed on August 7, 2008, in their entirety with our Form 10-Q for the first quarter of 2011.

Securities and Exchange Commission
Division of Corporate Finance
Attn: John Reynolds, Assistant Director
April 20, 2011

In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comments. If you have any questions or require additional information regarding our responses, please do not hesitate to contact Scott Hodgkins of Latham & Watkins at (213) 891-8739 or the undersigned at (626) 304-2064.

Sincerely,
/s/ Lori J. Bondar
Lori J. Bondar
Vice President, Controller and Chief Accounting Officer

cc:	Dean A. Scarborough Mitchell R. Butier Susan C. Miller Scott Hodgkins, Latham & Watkins LLP